File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

October 19, 2007

07027623

SUPPL

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Annual General Meeting material filed August 30, 2007:
    - 2007 Annual Report and Letter to Shareholders dated August 30, 2007,
    - Audited Financial Statement for Year Ended April 30, 2007,
    - Information Circular, proxy and return card
2. Interim Report:
   Three month Report ended July 31, 2007, filed September 25, 2007:
   Financial Statement and Interim Management Discussion and Analysis
3. Company News Releases since last filing:
    - April 11, 2007 - Options Granted
    - April 24, 2007 - Private Placement Increases To $1million
    - May 10, 2007 - Option Price Amended
    - May 14, 2007 - $400,000 Non-Brokered Flow-Through Private Placement
    - May 23, 2007 - Price Amendment For Flow-Through Private Placement
    - July 3, 2007 - Re-Pricing Of Warrants
    - July 3, 2007 - $400,000 Non-Brokered Flow-Through Private Placement Completed
    - July 24, 2007 - New Potential near former Phoenix Mine
    - July 24, 2007 - Preliminary Scrubbing Tests Show Potential To Substantially Increase Diamond Grade At DO-27 Via Pre-Concentration Of Kimberlite
    - August 2, 2007 - Kettle River Financing Closed
    - August 27, 2007 - Gold-Silver epithermal discovery on Minnie Moore
    - September 4, 2007 - $400,000 Non Brokered Private Placement
    - September 18, 2007 - 2007 DO-27 Bulk Sample Results Confirm Grade of Main Lobe at 0.89 Carats/Tonne 1,724.57 Carats of Diamonds Recovered, Including Fancy Yellow Gems

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

4. Other:
    - Fact Sheet (June 2007) – one page information sheet.
5. Material Change Reports:
    - Dated July 3, 2007 with attached News Release "$400,000 Non-Brokered Flow-Through Private Placement Completed"
    - Dated August 2, 2007 with attached News Release "Kettle River Financing Closed"
    - Dated September 18, 2007 with attached News Release "2007 DO-27 Bulk Sample Results…"

10/30

6. TSX Venture Exchange filed documents regarding STOCK OPTIONS
   - Form 4G "SUMMARY FORM – INCENTIVE STOCK OPTIONS" filed April 23, 2007 to Reprice options from $0.50 per share to $0.25 per share and Cancel Options for Brian McClay
   - TSX Venture, letter of April 30, 2007, for Submission #124249 conditionally accepted amendments to exercise price of stock options
7. Private Placement announced October 27, 2005
   - British Columbia Securities Commission Form 45-106F1 Report of Exempt Distribution dated December 12, 2005.
8. Private Placement announced March 26, 2007
   - British Columbia Securities Commission Form 45-106F1 Report of Exempt Distribution, First Tranche dated June 4, 2007
   - British Columbia Securities Commission Form 45-106F1 Report of Exempt Distribution, Final Tranche dated July 30, 2007.
9. Private Placement announced May 14, 2007
   - British Columbia Securities Commission Form 45-106F1 Report of Exempt Distribution dated June 20, 2007.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements,
President and Director

Encl.

END